MEMORANDUM

November 29, 2004

     This Memorandum, together with Amendment No. 1 to the Form S-3 (Commission File No. 333-119909) (the “Form S-3”) filed by WESCO International, Inc. (“WESCO International”) and WESCO Distribution, Inc. (“WESCO Distribution”), sets forth the responses of WESCO International and WESCO Distribution to the comments of the Staff of the Securities and Exchange Commission communicated by letter dated November 18, 2004 with respect to the Form S-3.

Fee Table

COMMENT NO. 1:

     Assuming that WESCO Distribution is eligible to use Form S-3, the amount of securities registered should be allocated between the two issuers. In addition, the fee table and footnotes should be revised to indicate the amount of securities to be issued by each registrant. In the event that WESCO Distribution is eligible to use general instruction I.B.2 but is not eligible to use general instruction I.B.1, the table should reflect that WESCO Distribution will only be issuing non-convertible investment grade securities, and the disclosure in the prospectus should be similarly revised. For instance, we note the disclosure on page 9 that appears to indicate that either of the registrants may issue convertible debt securities. In addition, the prospectus should be revised throughout to reflect the securities being issued by each registrant.

RESPONSE:

     We have revised the Form S-3, including the fee table and footnotes and the prospectus, to reflect that the only securities of WESCO Distribution to be registered under the Form S-3 are guarantees of debt securities issued by WESCO International. WESCO Distribution will not issue debt securities under the Form S-3.

COMMENT NO. 2:

     We note footnote 12 (prior footnote 12 appears as footnote 10 in Amendment No. 1 to the Form S-3). Please revise the fee table to register a specific number of underlying securities, based upon a reasonable, good faith estimate of the number of securities to be issued.

RESPONSE:

     General Instruction II.D. of Form S-3 provides that where two or more classes of securities being registered on Form S-3 are to be offered on a delayed or continuous basis pursuant to Rule 415, the fee table need not specify by each class information as to the amount to be registered. In the case at hand, WESCO International is registering two or more classes of securities on Form S-3 which are to be offered on a delayed or continuous basis (for example, common stock and debt securities).

     As a result, under General Instruction II.D., it need not specify information regarding the amount of the classes to be registered. Further, in the context of a continuous offering under Rule 415, it not only is impossible to determine the elements of the applicable conversion formula, but it also is impossible to determine whether any convertible securities ever will be issued under the registration statement in the first place. As a result, there is no factual basis for constructing a hypothetical conversion ratio into which assumed data can be inserted to generate a reasonable, good faith estimate of the number of underlying securities.

     Our research of precedents involving shelf registration statements in which issuers register both convertible securities and the corresponding underlying securities, including examples that involved reviews by the Staff, revealed that our footnote 12 is consistent with the most customary means employed by issuers with respect to our situation (see, e.g., Form S-3s filed by Genessee & Wyoming Inc. (File No. 333-73026), L-3 Communications Holdings, Inc. (File No. 333-84826) and Allegheny Technologies Incorporated (File No. 333-113820)). Accordingly, we do not believe that it would be appropriate for us at this time to include an estimate of the number of underlying securities to be issued under the Form S-3 because it is not possible under the circumstances for us to make a reasonable, good faith estimate of that number of underlying securities.

     We acknowledge the Staff’s Telephone Interpretations found at “Securities Act Sections — 3S. Sections 5 and 4(2); Rule 416; Form S-3; S-K Items 507 and 508” and “Securities Act Rules — 2S. Rule 416; Rule 457 (This Clarifies Existing Interp. 77)” of March 1999. We believe, however, that our situation is readily distinguishable from the factual scenarios described in those interpretations. Neither of those interpretations contemplates a continuous offering under Rule 415. In both cases, the fact that the conversion terms of the convertible securities were already defined made possible a reasonable, good faith estimate of the number of securities underlying the convertible securities. For instance, one could use current market data in conjunction with the defined conversion formula to compute a reasonable, good faith estimate.

Description of Capital Securities — Page 18

     Common Stock — Page 18

COMMENT NO. 3:

     Your disclosure may not be qualified by reference to laws. Please revise the third paragraph of this section accordingly.

RESPONSE:

     We have revised the disclosure in accordance with the Staff’s comment.

Description of Purchase Contracts — Page 24

Description of Purchase Units — Page 25

COMMENT NO. 4:

     We note that purchase contracts and/or purchase units may be composed of third-party debt securities. Please note that registered securities may not be convertible or exercisable for other securities that are not registered under this registration statement unless the registered security is not legally exercisable immediately or within one year of the date of sale of the registered security. Please register the underlying third-party debt securities mentioned in these sections.

RESPONSE:

     We have revised the Form S-3 to remove purchase contracts and purchase units from the list of securities registered under the Form S-3.

COMMENT NO. 5:

     We note that you have registered an offering of purchase contracts and purchase units, the specific terms of which are intended to be described in a prospectus supplement. Where the offered securities involve the issuance of a novel or complex security, including, for example, any income deposit, enhanced income, enhanced yield or similar securities, we may have comments on the disclosure in the prospectus supplement. In addition, the issuance of any novel or complex securities may represent a fundamental change to the information contained in the registration statement and/or a material change to the plan of distribution such that a post-effective amendment would be required. If you determine to conduct an offering of any purchase contracts and/or purchase units, you should file a post-effective amendment or submit supplementally the prospectus supplement in advance of the offering.

RESPONSE:

     We have revised the Form S-3 to remove purchase contracts and purchase units from the list of securities registered under the Form S-3.

Selling Stockholders — Page 25

COMMENT NO. 6:

     The prospectus states that the registered securities may be offered and sold directly by the issuers or selling security holders. Securities that are registered on Form S-3 pursuant to general instruction II.D of Form S-3 must be offered pursuant to general instructions I.B.1 or I.B.2 of Form S-3, which relate to primary offerings by the issuer. The unallocated shelf procedure may not be utilized by selling security holders. However, please note that a secondary offering may be included in the registration statement provided the class of securities, number of securities, offering price and fee payable with respect to such secondary offering are separately allocated in the fee table, and the selling security holders are identified. Also revise your references to use of the procedure by you “and/or” the selling stockholders throughout your document.

RESPONSE:

     We have revised the Form S-3 in accordance with the Staff’s comment. As discussed with the Staff by telephone, we have allocated up to $200,000,027 of common stock (expressed in the Form S-3 in number of shares) registered under the Form S-3 for sale by one or more selling stockholders identified in the Form S-3. Amendment No. 1 to the Form S-3 identifies one institutional investor and three management stockholders who to date have indicated to us an interest in including their securities for sale as selling stockholders under the Form S-3. The maximum shares that may be sold by each selling stockholder under the Form S-3 is described therein.

Exhibit 5.1

COMMENT NO. 7:

     Please note that upon each of WESCO International’s or WESCO Distribution’s issuances of securities pursuant to this registration statement, you must file an amended opinion that does not include the assumptions that currently underlie your opinion.

RESPONSE:

     We will file a separate opinion upon each issuance of securities pursuant to the Form S-3, and such opinion will not include the assumptions that currently underlie our Exhibit 5.1 opinion.

COMMENT NO. 8:

     With respect to the securities offered by the selling stockholders, it is inappropriate to file an opinion that assumes conclusions of law that underlie the ultimate legality opinion, such as those set forth in paragraph 7 of the opinion. For example, we note the assumptions regarding the due authorization, execution and delivery of stock certificates.

RESPONSE:

     In accordance with the Staff’s comment, a revised opinion has been filed with Amendment No. 1 to the Form S-3.

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